UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

    Alphatec Holdings, Inc.

(Name of Issuer)

    Common Stock, par value $0.0001 per share

(Title of Class of Securities)

    02081G 10 2

(CUSIP Number)

    HealthpointCapital Partners, L.P.

    505 Park Avenue, 12th Floor

    New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    April 21, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02081G 10 2
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthpointCapital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,877,173 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,877,173 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,877,173 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%[1]
14	TYPE OF REPORTING PERSON PN

[1]

The percentage ownership was calculated based on 87,281,049 shares of common stock, which consists of the 78,081,049 shares of common stock reported by the Issuer to be issued and outstanding as of March 31, 2010 in the Issuer’s Amendment No. 1 to its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 2, 2010 plus 9,200,000 shares of common stock sold by the Issuer in its public offering completed on April 21, 2010.

CUSIP No. 02081G 10 2
1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,877,173 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,877,173 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,877,173 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%[2]
14	TYPE OF REPORTING PERSON PN

[2]	See Footnote 1.

CUSIP No. 02081G 10 2
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthpointCapital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 21,110,565 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 21,110,565 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,110,565 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%[3]
14	TYPE OF REPORTING PERSON PN

[3]	See Footnote 1.

CUSIP No. 02081G 10 2
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HCPII Co-Invest Vehicle II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,344,179 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,344,179 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,344,179 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%[4]
14	TYPE OF REPORTING PERSON PN

[4]	See Footnote 1.

CUSIP No. 02081G 10 2
1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HGP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 22,454,744 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 22,454,744 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,454,744 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%[5]
14	TYPE OF REPORTING PERSON PN

[5]	See Footnote 1.

CUSIP No. 02081G 10 2
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mortimer Berkowitz III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,200 shares[6]
	8	SHARED VOTING POWER 33,331,917 shares
	9	SOLE DISPOSITIVE POWER 11,200 shares[7]
	10	SHARED DISPOSITIVE POWER 33,331,917 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,343,117 shares[8]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2%[9]
14	TYPE OF REPORTING PERSON IN

[6]	Includes shares owned by Mortimer Berkowitz III and shares owned by his wife, Amelia M. Berkowitz.
[7]	See Footnote 6.
[8]

Consists of 10,877,173 shares owned by HealthpointCapital Partners, L.P., 21,110,565 shares owned by HealthpointCapital Partners II, L.P. and 1,344,179 shares owned by HCPII Co-Invest Vehicle II, L.P. in addition to shares described in Footnote 6. The Reporting Person is a managing member of HGP, LLC, which is the general partner of HealthpointCapital Partners, L.P. In addition, he is a managing member of HGP II, LLC, which is the general partner of each of HealthpointCapital Partners II, L.P. and HCPII Co-Invest Vehicle II, L.P. The Reporting Person disclaims beneficial ownership of such Alphatec shares except as to the extent of his pecuniary interest in such shares.

[9]	See Footnote 1.

CUSIP No. 02081G 10 2
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John H. Foster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 181,300 shares[10]
	8	SHARED VOTING POWER 33,331,917 shares
	9	SOLE DISPOSITIVE POWER 181,300 shares[11]
	10	SHARED DISPOSITIVE POWER 33,331,917 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,513,217 shares[12]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4%[13]
14	TYPE OF REPORTING PERSON IN

[10]	Includes shares owned by John H. Foster and 30,400 shares owned by John H. Foster, trustee u/w of Virginia C. Foster. The Reporting Person is a trustee and the principal beneficiary of such trust.
[11]	See Footnote 10.
[12]

Consists of 10,877,173 shares owned by HealthpointCapital Partners, L.P., 21,110,565 shares owned by HealthpointCapital Partners II, L.P. and 1,344,179 shares owned by HCPII Co-Invest Vehicle II, L.P. in addition to shares described in Footnote 10. The Reporting Person, is a managing member of HGP, LLC, which is the general partner of HealthpointCapital Partners, L.P. In addition, he is a managing member of HGP II, LLC, which is the general partner of each of HealthpointCapital Partners II, L.P. and HCPII Co-Invest Vehicle II, L.P. The Reporting Person disclaims beneficial ownership of such Alphatec shares except as to the extent of his pecuniary interest in such shares.

[13]	See Footnote 1.

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Alphatec Holdings, Inc., a Delaware corporation (“Alphatec”). Alphatec’s principal executive offices are located at 5818 El Camino Real, Carlsbad, CA 92011.

Item 2.	Identity and Background.

HealthpointCapital Partners, L.P.

(a) This Amendment is being filed on behalf of HealthpointCapital Partners, L.P., a Delaware limited partnership.

(b) The business address of HealthpointCapital Partners, L.P. is 505 Park Avenue, 12th Floor, New York, NY 10022.

(c) The principal business of HealthpointCapital Partners, L.P. is to invest exclusively in the orthopedic and dental device businesses.

(d) During the past five years, HealthpointCapital Partners, L.P. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HealthpointCapital Partners, L.P. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

HGP, LLC

(a) This Amendment is being filed on behalf of HGP, LLC, a Delaware limited liability company.

(b) The business address of HGP, LLC is 505 Park Avenue, 12th Floor, New York, NY 10022.

(c) HGP, LLC is the general partner of HealthpointCapital Partners, L.P., whose principal business is to invest exclusively in the orthopedic and dental device businesses.

(d) During the past five years, HGP, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HGP, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

HealthpointCapital Partners II, L.P.

(a) This Amendment is being filed on behalf of HealthpointCapital Partners II, L.P., a Delaware limited partnership.

(b) The business address of HealthpointCapital Partners II, L.P. is 505 Park Avenue, 12th Floor, New York, NY 10022.

(c) The principal business of HealthpointCapital Partners II, L.P. is to invest exclusively in the orthopedic and dental device businesses.

(d) During the past five years, HealthpointCapital Partners II, L.P. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HealthpointCapital Partners II, L.P. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

HCPII Co-Invest Vehicle II, L.P.

(a) This Amendment is being filed on behalf of HCPII Co-Invest Vehicle II, L.P., a Delaware limited partnership.

(b) The business address of HCPII Co-Invest Vehicle II, L.P. is 505 Park Avenue, 12 th Floor, New York, NY 10022.

(c) The principal business of HCPII Co-Invest Vehicle II, L.P. is to invest exclusively in the orthopedic and dental device businesses.

(d) During the past five years, HCPII Co-Invest Vehicle II, L.P. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HCPII Co-Invest Vehicle II, L.P. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

HGP II, LLC

(a) This Amendment is being filed on behalf of HGP II, LLC, a Delaware limited liability company.

(b) The business address of HGP II, LLC is 505 Park Avenue, 12th Floor, New York, NY 10022.

(c) HGP II, LLC is the general partner of HealthpointCapital Partners II, L.P and HCPII Co-Invest Vehicle II, L.P., whose principal business is to invest exclusively in the orthopedic and dental device businesses.

(d) During the past five years, HGP II, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HGP II, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

Mortimer Berkowitz III

(a) This Amendment is being filed on behalf of Mortimer Berkowitz III.

(b) His business address is c/o HealthpointCapital Partners, L.P., 505 Park Avenue, 12th Floor, New York, NY 10022.

(c) Mortimer Berkowitz III is a managing member of HGP, LLC, which is the general partner of HealthpointCapital Partners, L.P., and a managing member of HGP II, LLC, which is the general partner of HealthpointCapital Partners II, L.P and HCPII Co-Invest Vehicle II, L.P. In addition, Mortimer Berkowitz III is a member of the board of directors of Alphatec.

(d) During the past five years, Mortimer Berkowitz III has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mortimer Berkowitz III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mortimer Berkowitz III is a citizen of the United States.

John H. Foster

(a) This Amendment is being filed on behalf of John H. Foster.

(b) His business address is c/o HealthpointCapital Partners, L.P., 505 Park Avenue, 12th Floor, New York, NY 10022.

(c) John H. Foster is a managing member of HGP, LLC, which is the general partner of HealthpointCapital Partners, L.P., and a managing member of HGP II, LLC, which is the general partner of HealthpointCapital Partners II, L.P. and HCPII Co-Invest Vehicle II, L.P. In addition, John H. Foster is a member of the board of directors of Alphatec.

(d) During the past five years, John H. Foster has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, John H. Foster has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) John H. Foster is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment amends the Schedule 13D filed by HealthpointCapital Partners, L.P., HGP, LLC, HealthpointCapital Partners II, L.P., HPCII Co-Invest Vehicle II, L.P., HGP II, LLC, Mortimer Berkowitz III and John H. Foster on April 12, 2010, which reported the transaction described in the following paragraph.

On March 26, 2010, Alphatec completed the acquisition of all of the outstanding stock of Scient’x S.A. (the “Acquisition”). As of February 1, 2010, HealthpointCapital Partners, L.P., HealthpointCapital Partners II, L.P., HCPII Co-Invest Vehicle II, L.P. and certain of their affiliates indirectly held approximately 94.8% of the shares of Scient’x S.A. The Acquisition was structured as an all stock transaction such that 100% of outstanding Scient’x stock was exchanged pursuant to a fixed ratio for 24,000,000 shares of the common stock of Alphatec. The consideration paid for 100% of the outstanding Scient’x stock was 23,730,644 shares of Alphatec’s common stock, which reflected a reduction in the 24,000,000 shares calculated at the closing in exchange for Alphatec’s payment of certain fees and expenses incurred by HealthpointCapital LLC (the parent company of HealthpointCapital Partners, L.P., HealthpointCapital Partners II, L.P. and HCPII Co-Invest Vehicle II, L.P. and referred to as “HealthpointCapital”) in connection with the Acquisition. HealthpointCapital Partners, L.P. received 6,732,534 shares of Alphatec’s common stock, HealthpointCapital Partners II, L.P. received 14,423,558 shares of Alphatec’s common stock and HCPII Co-Invest Vehicle II, L.P. received 1,344,179 shares of Alphatec’s common stock in consideration of their shares in Scient’x. Mortimer Berkowitz III and John H. Foster are also directors of either Scient’x or an affiliate of Scient’x. They did not receive any shares of Alphatec directly as a result of the Acquisition.

On April 21, 2010, Alphatec and HealthpointCapital Partners, L.P. completed an underwritten public offering of an aggregate of 18,400,000 shares of Alphatec common stock at a public offering price of $5.00 per share, less underwriting commissions and discounts, including 2,400,000 shares sold upon exercise in full of the underwriters’ over-allotment option. The shares were sold pursuant to an underwriting agreement by and among Alphatec, HealthpointCapital Partners, L.P. and Jefferies & Company, Inc. as representative of the underwriters set forth on Schedule A attached thereto, dated April 15, 2010, a copy of which has been filed as an exhibit to Alphatec’s Current Report on Form 8-K filed with the SEC on April 16, 2010. Of the shares of common stock sold in the offering, 9,200,000 shares were sold by Alphatec and 9,200,000 shares were sold by HealthpointCapital Partners, L.P. The purchase price per share paid by the underwriters to HealthpointCapital Partners, L.P. and Alphatec was $4.75. The net proceeds to HealthpointCapital Partners, L.P. were approximately $43.7 million after deducting underwriting discounts and commissions and estimated expenses. Alphatec did not receive any proceeds from the sale of shares of common stock by HealthpointCapital Partners, L.P, and HealthpointCapital Partners, L.P. did not receive any proceeds from the sale of shares of common stock by Alphatec.

The offering was made pursuant to a prospectus supplement dated April 16, 2010 and an accompanying prospectus dated April 9, 2010, pursuant to Alphatec’s existing effective shelf registration statement on Form S-3 (File No. 333-164891), which was initially filed with the SEC on February 12, 2010 and declared effective by the SEC on April 9, 2010.

Item 4.	Purpose of Transaction.

The information contained in Item 3 and Item 6 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)-(b):

Number of shares of Common Stock beneficially owned:

HealthpointCapital Partners, L.P.	10,877,173 shares
HGP, LLC	10,877,173 shares
HealthpointCapital Partners II, L.P.	21,110,565 shares
HPCII Co-Invest Vehicle II, L.P.	1,344,179 shares
HGP II, LLC	22,454,744 shares
Mortimer Berkowitz III	33,343,117 shares[14]
John H. Foster	33,513,217 shares[15]

Percent of class: (The percentage ownership was calculated based on 87,281,049 shares of common stock, which consists of the 78,081,049 shares of common stock reported by the Issuer to be issued and outstanding as of March 31, 2010 in the Issuer’s Amendment No. 1 to its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 2, 2010 plus 9,200,000 shares of common stock sold by the Issuer in its public offering completed on April 21, 2010.)

HealthpointCapital Partners, L.P.	12.5%
HGP, LLC	12.5%
HealthpointCapital Partners II, L.P.	24.2%
HPCII Co-Invest Vehicle II, L.P.	1.5%
HGP II, LLC	25.7%
Mortimer Berkowitz III	38.2%
John H. Foster	38.4%

[14]	See Footnote 8.
[15]	See Footnote 12.

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

HealthpointCapital Partners, L.P.	0 shares
HGP, LLC	0 shares
HealthpointCapital Partners II, L.P.	0 shares
HPCII Co-Invest Vehicle II, L.P.	0 shares
HGP II, LLC	0 shares
Mortimer Berkowitz III	11,200 shares[16]
John H. Foster	181,300 shares[17]

(ii)	Shared power to vote or to direct the vote:

HealthpointCapital Partners, L.P.	10,877,173 shares
HGP, LLC	10,877,173 shares
HealthpointCapital Partners II, L.P.	21,110,565 shares
HPCII Co-Invest Vehicle II, L.P.	1,344,179 shares
HGP II, LLC	22,454,744 shares
Mortimer Berkowitz III	33,331,917 shares
John H. Foster	33,331,917 shares

(iii)	Sole power to dispose or to direct the disposition of:

HealthpointCapital Partners, L.P.	0 shares
HGP, LLC	0 shares
HealthpointCapital Partners II, L.P.	0 shares
HPCII Co-Invest Vehicle II, L.P.	0 shares
HGP II, LLC	0 shares
Mortimer Berkowitz III	11,200 shares[18]
John H. Foster	181,300 shares[19]

(iv)	Shared power to dispose or to direct the disposition of:

HealthpointCapital Partners, L.P.	10,877,173 shares
HGP, LLC	10,877,173 shares
HealthpointCapital Partners II, L.P.	21,110,565 shares
HPCII Co-Invest Vehicle II, L.P.	1,344,179 shares
HGP II, LLC	22,454,744 shares
Mortimer Berkowitz III	33,331,917 shares
John H. Foster	33,331,917 shares

(c) Except as set forth in this Amendment, the Reporting Persons have not effected any transactions with respect to the shares of the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

[16]	See Footnote 6.
[17]	See Footnote 10.
[18]	See Footnote 7.
[19]	See Footnote 11.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Items 2 and 3 are incorporated herein by reference.

Corporate Governance Agreement

In connection with the Acquisition, HealthpointCapital Partners, L.P. and HealthpointCapital Partners II, L.P. (referred to collectively as the “HealthpointCapital Shareholders”) entered into a corporate governance agreement with Alphatec, pursuant to which the HealthpointCapital Shareholders have agreed generally not to, directly or indirectly, and subject to certain exceptions, effect, seek, offer or propose to effect or participate in any arrangement or scheme to acquire any of Alphatec’s securities, to join any group regarding any transaction to acquire Alphatec’s securities, or to make any public announcement with respect to, or submit an unsolicited proposal for or offer of (with or without condition), any extraordinary transaction involving Alphatec or its securities or assets. However, the HealthpointCapital Shareholders may make a proposal to an independent committee of Alphatec’s board of directors with respect to certain of these transactions, so long as any such proposal is not publicly disclosed. The HealthpointCapital Shareholders have further agreed that if they become aware that they beneficially own more than a permitted number of Alphatec’s shares set forth in the agreement, then they shall promptly take all action necessary to reduce the number of beneficially owned shares in the aggregate to a permitted number of shares.

The HealthpointCapital Shareholders have also agreed that they will not transfer or permit any of their affiliates or associates to transfer any of their shares, except for transfers where no transferee would beneficially own more than the number of shares beneficially owned by the HealthpointCapital Shareholders as of the date of the agreement, transfers to its controlled affiliates, provided that such affiliate becomes a signatory to the agreement, transfers pursuant to a tender or exchange offer, merger or other business combination approved by the board of directors, transfers approved by an independent committee of Alphatec’s board of directors, or transfers to their limited or general partners, if, as a result, no transferee would beneficially own more than the number of shares held by the HealthpointCapital Shareholders as of the date of the corporate governance agreement.

Registration Rights Agreement

In connection with the closing of the Acquisition, Alphatec entered into a registration rights agreement with the HealthpointCapital Shareholders and the other Scient’x shareholders (referred to collectively as the “Registration Rights Holders”), pursuant to which the Registration Rights Holders have registration rights with respect to the shares issued in the Acquisition and any other of Alphatec’s shares held by such stockholders that constitute “restricted securities” under Rule 144 of the Securities Act (referred to as the “Registrable Shares”).

Pursuant to the registration rights agreement, a copy of which has been filed as an exhibit to Alphatec’s Current Report on Form 8-K filed with the SEC on March 31, 2010, the Registration Rights Holders have demand and piggy-back registration rights with respect to the Registrable Shares. At any time after June 24, 2010, the HealthpointCapital Shareholders may demand that Alphatec register all or a portion of the Registrable Shares for sale under the Securities Act, so long as the market value of such securities on the date of such request is at least $10 million or represent 3% of the total outstanding shares of Alphatec’s common stock. Alphatec will effect the registration as requested, unless disinterested members of Alphatec’s board of directors determine that such registration would materially interfere with any pending or contemplated acquisition, divestiture, financing, registered primary offering or other transaction, or would be materially detrimental to Alphatec and its stockholders, in which case Alphatec will have the right to defer such registration for a period of up to 60 days.

In addition, if at any time Alphatec registers any shares of its capital stock, other than in connection with (i) a registration pursuant to an exercise of demand rights described above, (ii) a registration relating solely to a business combination or merger involving Alphatec, (iii) a registration relating solely to Alphatec’s employee benefit plans, (iv) a registration relating to Alphatec’s reorganization or other transaction under Rule 145 of the Securities Act, or (v) any registration on any form that does not include substantially the same information as would be required to be included in a registration covering the sale of Registrable Securities, the Registration Rights Holders are entitled to notice of the registration and to include all or a portion of their Registrable Shares in the registration.

A holder’s right to demand or include Registrable Shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering.

Subject to certain exceptions and provided Alphatec’s officers and directors enter into similar agreements, in connection with a piggy-back registration, the Registration Rights Holders have agreed that they will not effect any public sale or distribution of Alphatec’s common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge, or other arrangement that transfers, in whole or in part, any economic consequences of ownership of such securities, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, during the 10 days prior to and the 90 days after the effective time of any underwritten piggy-back registration in which any of such Registration Rights Holder’s Registrable Shares are included.

The registration rights agreement contains customary provisions allocating rights and responsibilities and obligating Alphatec and the Registration Rights Holders to indemnify each other against certain liabilities arising from any registration of securities.

The Registration Rights Holders have waived their right to include their Registrable Shares in the Registration Statement on Form S-3 filed by Alphatec with the SEC on February 10, 2010, as amended on April 2, 2010.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (previously filed as Exhibit 1 to the Schedule 13D filed on April 12, 2010 and incorporated herein by reference).

Exhibit 2	Acquisition Agreement, dated as of December 17, 2009, by and among Alphatec Holdings, Inc., Healthpoint (Luxembourg) I Sàrl, HealthpointCapital Partners, L.P., Healthpoint (Luxembourg) I Sàrl, HealthpointCapital Partners II, L.P., and, upon their joinder in accordance with Section 8.12 thereof Coöperatie Alphatec Holdings Europa U.A. and Alphatec Holdings International C.V. (incorporated herein by reference to Annex B of the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on February 12, 2010).

Exhibit 3	Corporate Governance Agreement, dated as of December 17, 2009, by and among Alphatec Holdings, Inc., HealthpointCapital Partners, L.P., and HealthpointCapital Partners II, L.P. (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 22, 2009).

Exhibit 4	Registration Rights Agreement, dated as of March 26, 2010, by and among Alphatec Holdings, Inc., HealthpointCapital Partners, L.P. and HealthpointCapital Partners II, L.P. (incorporated herein by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 31, 2010).

Exhibit 5	Underwriting Agreement, dated as of April 15, 2010, by and among Alphatec Holdings, Inc., HealthpointCapital Partners, L.P. and Jefferies & Company, Inc., acting as Representative of the several Underwriters named in the Schedule A attached thereto (incorporated by reference to Exhibit 1.1 of the Issuer’s Current report on form 8-K filed with the SEC on April 16, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2010	By:	/s/ MORTIMER BERKOWITZ III
Mortimer Berkowitz III

Date: April 21, 2010	By:	/s/ JOHN H. FOSTER
John H. Foster

Date: April 21, 2010	HGP, LLC

	By:	/s/ MORTIMER BERKOWITZ III
Mortimer Berkowitz III Managing Member

Date: April 21, 2010	HealthpointCapital Partners, L.P. HGP, LLC Its General Partner

	By:	/s/ MORTIMER BERKOWITZ III
Mortimer Berkowitz III Managing Member

Date: April 21, 2010	HGP II, LLC

	By:	/s/ MORTIMER BERKOWITZ III
Mortimer Berkowitz III Managing Member

Date: April 21, 2010	HealthpointCapital Partners II, L.P. HGP II, LLC Its General Partner

	By:	/s/ MORTIMER BERKOWITZ III
Mortimer Berkowitz III Managing Member

Date: April 21, 2010	HCPII Co-Invest Vehicle II, L.P. HGP II, LLC Its General Partner

	By:	/s/ MORTIMER BERKOWITZ III
Mortimer Berkowitz III Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).